January 24, 2006

Mail Stop 4561

Via U.S. Mail and Facsimile

Frank S. Yuan
Chairman and Chief Executive Officer
ASAP Show, Inc.
4349 Baldwin Ave., Unit A
El Monte, CA 91731

      Re:		ASAP Show, Inc.
		Registration Statement on Form 10
		Amendment No. 2 filed January 11, 2006
      File No. 0-51554

Dear Mr. Yuan:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revenue Model, page 7
1. We note your response to previous comment 1, however, the numbers
in the table continue to appear inconsistent with the disclosure in
the following paragraphs. In the second paragraph following the table you state that you receive $1,600 per buyer per city and that you expect 125 buyers for the 3 cities you will visit as part of the
China buying trip.  If so, annual gross revenues would total
$600,000
($1,600 x 125 x 3) rather than the $1.0 million reflected in the "Annual Gross Revenue Column" in the second row of the table. In addition, you state in the last sentence of the third paragraph that you expect 30 buyers to visit 3 cities at a rate of $1,600 per buyer per city. The total gross revenue for those trips would appear to equal $144,000 rather than the $0.6 million reflected in the "Annual
Gross Revenue" column in the third row of the table. Please revise the table or tell us more specifically how you arrived at the "Annual
Gross Revenue" figures for the "Three Buying Trips" and the Two Material World Shows."
2. We note your response to comment 2. Please revise the disclosure to identify the basis for your estimates regarding 2006 participation. In particular, please clarify whether the number of anticipated attendees is based on the number of reservations you have confirmed from buyers interested in the upcoming buying trips/shows.
If not, please revise to clarify that you cannot guarantee that the number of anticipated participants will attend.

Form 10-QSB for the period ended November 30, 2005

3. Please revise your 10-QSB so that the disclosure reflects revisions made in your Form 10SB in response to our comments. For example, we note that the revisions made in your Form 10-SB in response to comments 9, 10, 13, and 16 of our December 27, 2005 letter are not reflected in the Form 10-QSB.
4. Please remove the reference to the Private Securities
Litigation
Reform Act of 1995 on page 12 since it excludes forward looking statements made by issuers of penny stock. See Section 27A
(b)(1)(C)
of the Securities Act of 1933 and Section 21E (b)(1)(C) of the Securities Exchange Act of 1934.

Controls and Procedures, page 17
5. It is inappropriate to qualify your conclusion regarding the effectiveness of your disclosure controls and procedures. The disclosure controls are either effective or ineffective in ensuring that information relating to the Company and required to be disclosed in SEC reports is recorded, processed, summarized and reported in a timely manner. Please revise to remove the qualification or revise your conclusion regarding effectiveness.

*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Direct any questions regarding the accounting comments to Jamie
Webster at (202) 551-3446, or Kristina Beshears, at (202) 551-
3429.
Direct any other questions to Charito A. Mittelman at (202) 551-
3402,
or the undersigned at (202) 551-3852.

Sincerely,



Michael McTiernan
Special Counsel

cc: 	Jim Vanderberg, Esq.  (via facsimile)
	Otto Law Group